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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 8-A/A

                               AMENDMENT NUMBER 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(B) OR 12 (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           SYSTEMONE TECHNOLOGIES INC.
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             (Exact Name of Registrant as Specified in Its Charter)

              FLORIDA                                     65-0226813
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(State of Incorporation or Organization)                  (IRS Employer
                                                       Identification no.)

8305 N.W. 27TH STREET, SUITE 107, MIAMI, FL                  33487
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 (Address of Principal Executive Offices)                  (Zip Code)

If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. [ ]                                   box. [X]


Securities Act registration statement file number to which this
form relates:          N/A
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                (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                          COMMON STOCK PURCHASE RIGHTS
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                                (Title of Class)


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On October 1, 1998, the Board of Directors (the "Board") of Mansur Industries Inc., a Florida corporation (the "Company"), authorized and approved a dividend distribution of one Right (each a "Right" and collectively the "Rights") for each outstanding share of common stock, $.001 par value per share (the "Common Stock"), of the Company to shareholders of record at the close of business on October 8, 1998. Each Right initially entitles the registered holder to purchase from the Company one share of Common Stock at a price of $75.23 per share (the "Purchase Price"), subject to certain adjustments. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in the 1998 Common Stock Purchase Rights Agreement (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company, as Rights Agent. The material terms of the Rights Agreement are summarized below.

         Initially, the Rights are represented by the Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a distribution of the Rights certificates will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (or, in the case of Pierre Mansur, the Chairman of the Board and President of the Company, 50% or more of the outstanding shares of Common Stock), (ii) ten business days after a person or group of affiliated or associated persons has (x) become the direct or indirect beneficial owner of at least 10% of the Company's outstanding Common Stock, and
(y) whose ownership interest is deemed by the Board to cause a material adverse impact on the business or prospects of the Company or its shareholders (such persons or group hereinafter called an "Adverse Person"), or (iii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person or an Adverse Person. Until the date that the Rights certificates are distributed (the "Distribution Date"), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the date that the Rights Plan is adopted will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding also will constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

         On May 2, 2000, the Board approved a First Amendment to Rights Agreement, which amended the definition of Acquiring Person. As amended the definition of Acquiring Person, excludes (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (ii) Pierre G. Mansur, unless such individual shall be the beneficial owner of fifty percent (50%) or more of the shares of Common Stock then outstanding, (iii) Hanseatic Americas LDC, unless it shall be the beneficial owner of thirty-three percent (33%) or more of the shares of Common Stock then outstanding, (iv) Environmental Opportunities Fund II (Institutional), L.P., Environmental


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Opportunities Fund II, L.P., Environmental Opportunities Fund, L.P., or
Environmental Opportunities Fund II (Cayman), L.P., unless such Persons shall be the Beneficial Owners, individually or in the aggregate, of twenty-eight percent (28%) or more of the shares of Common Stock then outstanding, or (v) any Person who or which, together with all Affiliates and Associates of such Person, would be an Acquiring Person solely by reason of a reduction in the number of issued and outstanding shares of Common Stock of the Company pursuant to a transaction or series of related transactions approved by a majority of the Independent Directors, if any, then in office and approved by a Supermajority Vote; provided, further, however, that in the event that such Person described in the foregoing clause (v) does not become an Acquiring Person by reason of the foregoing clause (v), such Person shall nonetheless become an Acquiring Person in the event such Person thereafter acquires Beneficial Ownership of an additional one percent (1%) of the Common Stock of the Company, unless such additional Common Stock ownership results solely from a subsequent reduction in the number of issued and outstanding shares of Common Stock of the Company.

         On August 7, 2000, the Board approved a Second Amendment to Rights Agreement, which further amends the definition of Acquiring Person. As amended the definition of Acquiring Person, excludes (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (ii) Pierre G. Mansur, unless such individual shall be the beneficial owner of fifty percent (50%) or more of the shares of Common Stock then outstanding, (iii) Hanseatic Americas LDC, unless it shall be the beneficial owner of forty-five percent (45%) or more of the shares of Common Stock then outstanding, (iv) Environmental Opportunities Fund II (Institutional), L.P., Environmental Opportunities Fund II, L.P., Environmental Opportunities Fund, L.P., or Environmental Opportunities Fund II (Cayman), L.P., unless such Persons shall be the Beneficial Owners, individually or in the aggregate, of thirty-five percent (35%) or more of the shares of Common Stock then outstanding, or (v) any Person who or which, together with all Affiliates and Associates of such Person, would be an Acquiring Person solely by reason of a reduction in the number of issued and outstanding shares of Common Stock of the Company pursuant to a transaction or series of related transactions approved by a majority of the Independent Directors, if any, then in office and approved by a Supermajority Vote; provided, further, however, that in the event that such Person described in the foregoing clause (v) does not become an Acquiring Person by reason of the foregoing clause (v), such Person shall nonetheless become an Acquiring Person in the event such Person thereafter acquires Beneficial Ownership of an additional one percent (1%) of the Common Stock of the Company, unless such additional Common Stock ownership results solely from a subsequent reduction in the number of issued and outstanding shares of Common Stock of the Company.

         The Rights are not exercisable until the Distribution Date and will expire ten years after the adoption of the Rights Agreement, unless earlier redeemed by the Company as described below.



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         Upon a triggering event and as soon as practicable after the
Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event a person or group of affiliated or associated persons becomes an Acquiring Person or an Adverse Person (except pursuant to an offer for all outstanding shares of Common Stock that is determined by the Board to be fair to and otherwise in the best interests of the Company and its shareholders, a "Qualifying Tender Offer"), each Right then outstanding would "flip-in" and become a right to buy that number of shares of Common Stock of the Company which at the time of such acquisition would have a market value of two times the exercise price of the Right. The acquiror who triggered the Rights would be excluded from the "flip-in" because his Rights would have become null and void upon his triggering acquisition.

         In the event that the "flip-in" is triggered, if there is not sufficient authorized Common Stock available for issuance upon the exercise of each Right or if the Board so elects, the Board may: (i) seek shareholder approval to increase the number of authorized shares of Common Stock or (ii) designate as issuable upon exercise of the Rights such amount of Common Stock, cash, other equity or debt securities, assets and/or other consideration as would be equal to the value that would have been received if each Right had received only Common Stock upon exercise.

         If, following a person or group of affiliated or associated persons becoming an Acquiring Person or an Adverse Person, (i) the Company shall consolidate with or merge into any other person or entity in which the Company is not the surviving corporation, (ii) any other person or entity shall merge into the Company and all or part of the outstanding Common Stock shall be changed into or exchanged for securities of any other person or entity, or cash or any other property, or (iii) the Company sells 50% or more of its assets or earning power, each Right then outstanding would "flip-over" and thereby would become a right to buy that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the exercise price of the Right.

         At any time after a person or group of affiliated or associated persons becomes an Acquiring Person or an Adverse Person and before the acquisition by such person or group of 50% or more of the outstanding Common Stock of the Company, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of 1.0 share of the Company's Common Stock per Right, subject to adjustment.

         At any time until ten days following the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or an Adverse Person, the Company may redeem the Rights at a price of $.001 per Right, payable in cash. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the



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concurrence of at least two thirds of the members of the Board and a majority of the Independent Directors (as hereinafter defined). After the redemption period has expired, the Company's right of redemption may be reinstated if the Acquiring Person or Adverse Person reduces his or her beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of at least two thirds of the members of the Board and a majority of the Independent Directors, the Rights will terminate and the only right which the holders of Rights will thereafter have will be to receive the $.001 redemption price.

         The term "Independent Directors" means any member of the Board who is not an Acquiring Person or Adverse Person, is not an employer or officer of the Company or an employee, officer or director of any Acquiring Person or Adverse Person, and is not a relative or spouse of (i) an Acquiring Person or Adverse Person, (ii) any officer or other person employed in a management position with the Company or with any Acquiring Person or Adverse Person, or (iii) any director of any Acquiring Person or Adverse Person.

         The Purchase Price payable, and the number of shares of Common Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The implementation of the Rights Agreement has not interfered with the day-to-day operations of the Company. The Rights Agreement provides that the Company may not enter into any transaction of the sort enumerated in the "flip-in/flip-over" provisions if, in connection therewith, there are outstanding securities or there are agreements or arrangements intended to counteract the protective provisions of the Rights. For example, the Company may not merge with an acquiring corporation if the acquiring corporation has granted its shareholders rights to purchase its Common Stock at less than fair market value upon the triggering of flip-over rights in one of its acquisition targets. Any of the provisions of the Rights Agreement may be amended by the Board as long as the Rights are then redeemable. When the Rights are not redeemable, the provisions of the Rights Agreement may be amended by the Board only in order to cure any




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ambiguity, to correct or supplement any provision which may be inconsistent with any other provision or make changes which do not adversely affect the interests of holders of Rights; PROVIDED, HOWEVER, that no amendment may change the redemption price or the expiration date of the Rights, and amendments after a person or group of affiliated or associated persons becomes an Acquiring Person or an Adverse Person (other than pursuant to a Qualifying Tender Offer) may be made only if approved by a majority of the Independent Directors and at least two thirds of the Board.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's original Registration Statement on Form 8-A, filed as of October 6, 1998. The First Amendment to the Rights Agreement is attached hereto as Exhibit 4.1 and the Second Amendment to the Rights Agreement is attached hereto as Exhibit 4.2. Copies of the Rights Agreement, the First Amendment to the Rights Agreement and the Second Amendment to the Rights Agreement are available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, the First Amendment to the Rights Agreement and the Second Amendment to the Rights Agreement which are incorporated herein by reference.

ITEM 2. EXHIBITS.

        4.1 First Amendment to Rights Agreement, dated as of May 2, 2000, between the Company and Continental Stock Transfer & Trust Company(1)

        4.2 Second Amendment to Rights Agreement, dated as of August 7, 2000, between the Company and Continental Stock Transfer & Trust Company(2)

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(1) Incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10QSB for the quarterly period ended June 30, 2000 (Commission File Number 000-21325).

(2) Incorporated by reference to Exhibit 4.3 of the Company's Quarterly Report on Form 10QSB for the quarterly period ended June 30, 2000 (Commission File Number 000-21325).





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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

August 22, 2000                      SYSTEMONE TECHNOLOGIES INC.

                                     By: /s/ Paul I. Mansur
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                                         Paul I. Mansur, Chief Executive Officer






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